SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 16, 2004

                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated September 15, 2004, announcing the Company's settlement with the United States Department of Justice.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INFINEON TECHNOLOGIES AG

Date: September 16, 2004                          By: /s/ PETER J. FISCHL
                                                      -------------------------
                                                  Peter J. Fischl
                                                  Chief Financial Officer

                                                  By: /s/ MICHAEL VON EICKSTEDT
                                                      -------------------------
                                                  Michael von Eickstedt
                                                  General Counsel and
                                                  Senior Vice President

News Release/Presseinformation

INFINEON REACHES SETTLEMENT WITH DOJ ON INDUSTRY WIDE DRAM ANTITRUST
INVESTIGATION

Munich, Germany - September 15, 2004 - Infineon Technologies AG (FSE/NYSE: IFX) announced today that it has reached an agreement with the United States Department of Justice - Antitrust Division - (DoJ) to plead guilty to a single and limited charge related to the violation of US antitrust laws in connection with the pricing in its Dynamic Random Access Memory business between July 1, 1999 and June 15, 2002. Consequently, with regard to the DoJ's ongoing industry wide investigation the matter has been fully resolved between Infineon and the DoJ.

Under the terms of the agreement, Infineon has agreed to pay a fine of US-Dollar 160 million, an amount fully covered by the company's recent third quarter accrual. The fine will be paid in equal installments through 2009. The wrongdoing charged by the DoJ was limited to certain OEM customers. Infineon is already been in contact with these customers and has achieved or is in the process of achieving settlements with all of these OEM customers.

Infineon strongly condemns any attempt to fix or stabilize prices. Infineon is committed to vigorous and fair competition based solely on superior products and services.

ABOUT INFINEON

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2003 (ending September), the company achieved sales of Euro 6.15 billion with about 32,300 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol:
IFX). Further information is available at www.infineon.com.

 FOR THE BUSINESS AND TRADE PRESS: INFXX200409.101e

 MEDIA RELATIONS CORPORATE    NAME:                      PHONE / FAX:              EMAIL:

 WORLDWIDE HEADQUARTERS       GUENTER GAUGLER            +49 89 234 28481 / 28482  guenter.gaugler@infineon.com
 U.S.A.                       CHRISTOPH LIEDTKE          +1 408 501 6790 / 2424    christoph.liedtke@infineon.com
 ASIA                         KAYE LIM                   +65 6840 0689 / 0073      kaye.lim@infineon.com
 JAPAN                        HIROTAKA SHIROGUCHI        +81 3 5449 6795 / 6401    hirotaka.shiroguchi@infineon.com
 INVESTOR RELATIONS           EU/APAC +49 89 234 26655   USA/CAN +1 408 501 6800   investor.relations@infineon.com

INFINEON TECHNOLOGIES AG

BY ELECTRONIC TRANSMISSION VIA EDGAR

Securities and Exchange Commission      Name       Francois Eksteen
450 Fifth Street, N.W.                  Department SEC Reporting/AFR-SEC
Washington D.C. 20549                   Telephone  +49 89 / 234-21758
                                        Fax        +49 89 / 234-22964

                                        E-Mail     francois.eksteen@infineon.com
                                        Internet   www.infineon.com

                                        Date       September 16, 2004


         RE:      INFINEON TECHNOLOGIES AG (IFX)
                  REPORT ON FORM 6-K

Ladies and Gentlemen:

        Infineon Technologies AG is filing today by electronic transmission over the Commission's Edgar system a report on Form 6-K containing a press release of Infineon Technologies AG dated September 15, 2004, announcing the Company's settlement with the United States Department of Justice.

        Please direct any questions to the undersigned at (011-49)89-234-21758.

Sincerely yours,

/s/ FRANCOIS EKSTEEN

Francois Eksteen

Senior Director SEC Reporting